1900 K Street, NW Washington, DC 20006 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com

March 22, 2013

VIA EDGAR

Filing Desk

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attn: Valerie J. Lithotomos

Re:	Laudus Trust (File Nos. 33-21677 and 811-05547) (the “Registrant”)

Dear Ms. Lithotomos:

This letter responds to comments of the U.S. Securities and Exchange Commission (“SEC”) staff on the preliminary proxy statement and form of proxy (“Proxy Materials”) filed on March 8, 2013 via the EDGAR system pursuant to Rule 14a-6 under the Securities Exchange Act of 1934. The Proxy Materials relate to a special meeting of shareholders (“Meeting”) to be held on May 10, 2013 for the purpose of asking shareholders of Laudus Growth Investors U.S. Large Cap Growth Fund (the “Fund”) to vote to approve the adoption of manager of managers exemptive relief that would allow Charles Schwab Investment Management, Inc. (“CSIM”), the investment adviser to the Fund, subject to the supervision and approval of the Board of Trustees, to hire, terminate or replace investment subadvisers for the Fund without seeking shareholder approval. The SEC staff’s comments were provided by you to Stephen T. Cohen of Dechert LLP in a telephonic discussion on March 14, 2013.

Throughout this letter, capitalized terms have the same meaning as in the Proxy Materials, unless otherwise noted. A summary of the SEC staff’s comments, followed by the responses of the Registrant, is set forth below:

General

1.	Comment: The SEC staff notes that the SEC granted the manager of managers relief on October 29, 2002. In your letter to the SEC staff, please explain why the Fund is requesting that shareholders approve the manager of managers relief at this time and not when the SEC granted the relief.

Response: As noted by the SEC staff and as discussed in the Proxy Materials, the SEC granted CSIM the manager of managers exemptive relief on October 29, 2002. The manager of managers exemptive relief extends to future funds and any other registered open-end management investment companies or series thereof that (a) are advised by

CSIM or any entity controlling, controlled by, or under common control with CSIM, and (b) use the multi-manager structure as described in the application.1 The Fund commenced operations as a member of Laudus Trust by acquiring all of the assets and liabilities of the UBS U.S. Large Cap Growth Fund in a tax-free reorganization that took place on July 13, 2009. Although the Fund would have been able to rely on the manager of managers exemptive relief beginning on July 13, 2009, the Board of Trustees and CSIM did not determine to seek shareholder approval of the exemptive relief until a meeting held on January 31, 2013. At that meeting, the Board, including all of the Independent Trustees, unanimously approved and recommended that shareholders of the Fund approve the adoption of manager of managers exemptive relief for the reasons set forth in the Proxy Materials. The Registrant notes that, although the Fund is requesting shareholder approval of the manager of managers exemptive relief at this time, CSIM and the Board currently have no intent to make use of the exemptive relief in the foreseeable future.

2.	Comment: Please confirm that the subadviser, UBS Global Asset Management (Americas) Inc. (“UBS Global AM”), provides the day-to-day portfolio management services to the Fund.

Response: The Registrant confirms that, in its capacity as subadviser, UBS Global AM provides day-to-day portfolio management services to the Fund.

3.	Comment: Please include standard Tandy representation language.

Response: The Registrant agrees to make the following representations:

•	the Registrant is responsible for the adequacy and accuracy of the disclosure in the filing;

•	the SEC staff comments or changes to disclosure in response to SEC staff comments in the filing reviewed by the staff do not foreclose the SEC from taking any action with respect to the filing; and

•

if an inquiry or investigation is currently pending or threatened by the SEC and if the SEC subsequently, in order to protect its investigative position, so requests, the Registrant will not assert SEC staff comments with respect to the inquiry or

[1]

The Charles Schwab Family of Funds, et al., SEC Release No. IC-25762 (Oct. 3, 2002) (Notice); In the Matter of The Charles Schwab Family of Funds, et al., SEC Release No. IC-25790 (Oct. 29, 2002) (Order).

investigation as a defense in any proceeding initiated by the SEC under the federal securities laws of the United States. This representation should not be construed as confirming that there is or is not, in fact, any inquiry or investigation currently pending or threatened.

*    *    *

Should you have any questions or comments, please contact the undersigned at 202.261.3304.

Sincerely,

/s/ Stephen T. Cohen

Stephen T. Cohen

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